Filed Pursuant to Rule 433
Registration No. 333-131943
July 3, 2008

The following information is a Summary of Material Modifications/Notice of changes to the investment options for The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan.  More information about each of the investment options offered under the Plan (except for the LNC common stock fund, or LNC stock unit fund) can be obtained by visiting Lincoln National Life’s Lincoln Director website at: www.LincolnDirector.com. Click on “Participants,” then on “Options & Performance,” then on “Investment Options.”  Then scroll down to view the investment option you are interested in viewing.

Effective June 1, 2008:

SA#28, Value Equity. The investment subadvisor for SA#28 changed from Wells Capital Management Corporation to Massachusetts Financial Services Company.

SA#27, LVIP S&P 500 Index.  The name of the separate account changed from “LVIP S&P 500 Index” to “LVIP SSgA S&P 500 Index” and the subadvisor changed from Mellon Capital Management Corporation to State Street Global Advisors Funds Management.

SA#36, LVIP Small Cap Index. The name of the separate account changed from “LVIP Small Cap Index” to “LVIP SSgA Small-Cap Index” and the subadvisor changed from Mellon Capital Management Corporation to State Street Global Advisors Funds Management.

Effective June 16, 2008:

SA#38, Neuberger Berman AMT Regency. The name of the separate account changed to the LVIP Mid-Cap Value. The underlying investments in the Neuberger Berman AMT Regency separate account were replaced with LVIP Mid-Cap Value, which is subadvised by Wellington Management Company, LLP.   The investment advisor for the separate account changed from Neuberger Berman Management, Inc. to Lincoln Investment Advisors. Details regarding this investment change are outlined in the chart on page 2 of this document.

SA#61, Delaware Value. The name of the separate account changed to the Delaware VIP Value.  The underlying investments in the Delaware Value separate account were replaced with shares of Delaware VIP Value, which has the same investment advisor, Delaware Management Company. Details regarding this investment change are outlined on the chart on page 3 of this document.

* * * *

You do not need to make any changes to your account as a result of these changes. However, you may wish to review your account to ensure your current investment selections are right for you.

If you wish to review your current allocations or obtain general information about your plan, visit Wells Fargo’s website at: www.wellsfargo.com/retirementplan, or call the Wells Fargo Benefits Helpline at 888-245-9798.

All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

Lincoln DirectorSM separate account change:  SA381

The Lincoln National Life Insurance Company (Lincoln Life) made the following investment change on or about June 16, 2008.  Any balances held in SA38 Neuberger Berman AMT Regency at the close of business on or about Friday, June 13, 2008, were invested in the new LVIP Mid-Cap Value fund on or about Monday, June 16, 2008.  This transition did not affect the number of units held in each participant’s account and all assets were invested at all times during this change.

SA38	Current	After proposed change
Name	Neuberger Berman AMT Regency[2]	LVIP Mid-Cap Value[2]
Investment advisor	Neuberger Berman Management, Inc.	Lincoln Investment Advisors
Subadvisor	N/A	Wellington Management Company, LLP
Risk spectrum	Growth	Growth
Category	Domestic Equity	Domestic Equity
Investment style	Mid Cap Value	Mid Cap Value
Description	Seeks long-term capital appreciation.	Seeks long-term capital appreciation.
Investment management fee	0.15	0.00
Est. underlying mutual fund fee	0.96	1.11
Est. total separate account fee	1.11	1.11
Performance benchmark	Russell Midcap Value Index[3]	Russell 2500 Value Index[2,3]
Performance as of 5/31/2008
One month	5.03	3.11
Last three months	8.40	2.34
Year to date	1.23	-6.23
One Year	-8.73	-18.88
Annualized
Three years	8.82	7.51
Five years	14.20	12.46
Ten years	N/A	N/A
Since inception	10.02	8.24

__________________________
1 The information in this notice is subject to change and may be amended.  This notice relates to the separate accounts in the Lincoln DirectorSM product and is not an offer to sell mutual fund shares directly to the plan.

2 Funds that invest in small- and or/mid-size company stocks typically involve greater risk, particularly in the short term, than those investing in larger, more established companies.

3 An index is unmanaged, and one cannot invest directly in an index.

The performance data quoted above represents past performance; past performance does not guarantee future results.  Investment return and principal value will fluctuate so your account balance, when redeemed, may be worth more or less than your original cost.  Current performance may be lower or higher than the performance data quoted.  An investor should consider the investment objectives, risks, and charges and expenses of the group variable annuity and the underlying funds carefully before investing.

These performance figures reflect the historical performance of the underlying funds prior to the subaccount inception date.  Investment management fees and contract fees have not been deducted.  If these fees had been included, this performance would have been lower.  Instances of double-digit returns are highly unusual and cannot be sustained.  Investors should also be aware that returns vary due to market conditions.

Lincoln DirectorSM separate account change:  SA611

The Lincoln National Life Insurance Company (Lincoln Life) made the following investment change on or about June 16, 2008.  Any balances held in SA61 Delaware Value at the close of business on or about Friday, June 13, 2008, were invested in the new Delaware VIP Value fund on or about Monday, June 16, 2008.  This transition did not affect the number of units held in each participant’s account and all assets were invested at all times during this change.

SA61	Current	After proposed change
Name	Delaware Value	Delaware VIP Value
Investment advisor	Delaware Management Company	Delaware Management Company
Subadvisor	N/A	N/A
Risk spectrum	Growth and Income	Growth and Income
Category	Domestic Equity	Domestic Equity
Investment style	Large Cap Value	Large Cap Value
Description	Seeks long-term capital appreciation.	Seeks long-term capital appreciation.
Investment management fee	0.30	0.20
Est. underlying mutual fund fee	0.75	0.76
Est. total separate account fee	1.05	.96
Performance benchmark	Russell 1000 Value Index[2]	Russell 1000 Value Index[2]
Performance as of 5/31/2008
One month	-0.00	-0.06
Last three months	3.25	3.20
Year to date	-6.08	-6.28
One Year	-15.72	-15.97
Annualized
Three years	5.87	6.01
Five years	8.88	9.72
Ten years	2.26	4.26
Since inception	5.96	8.93

__________________________
1 The information in this notice is subject to change and may be amended.  This notice relates to the separate accounts in the Lincoln DirectorSM product and is not an offer to sell mutual fund shares directly to the plan.

2 An index is unmanaged, and one cannot invest directly in an index.

The performance data quoted above represents past performance; past performance does not guarantee future results.  Investment return and principal value will fluctuate so your account balance, when redeemed, may be worth more or less than your original cost.  Current performance may be lower or higher than the performance data quoted.  An investor should consider the investment objectives, risks, and charges and expenses of the group variable annuity and the underlying funds carefully before investing.

These performance figures reflect the historical performance of the underlying funds prior to the subaccount inception date.  Investment management fees and contract fees have not been deducted.  If these fees had been included, this performance would have been lower.  Instances of double-digit returns are highly unusual and cannot be sustained.  Investors should also be aware that returns vary due to market conditions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling Ann Madden 260-455-3025.